==============================================================================

     As filed with the Securities and Exchange Commission on May 14, 1997


                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                               ------------

                                  FORM 10

                GENERAL FORM FOR REGISTRATION OF SECURITIES
                   PURSUANT TO SECTION 12(b) OR 12(g) OF
                    THE SECURITIES EXCHANGE ACT OF 1934

                               ------------

                    IRVINE APARTMENT COMMUNITIES, L.P.

          (Exact name of Registrant as specified in its charter)


             Delaware
 (State or other jurisdiction of                     33-0587829
  incorporation or organization)        (I.R.S. Employer Identification No.)


 550 Newport Center Drive, Suite 300
      Newport Beach, California                        92660
(Address of Principal Executive Offices)              (Zip Code)


     Securities to be registered pursuant to Section 12(b) of the Act:

     Title of Each Class                Name of Each Exchange on Which
     to be so Registered:              Each Class is to be Registered:
        Not Applicable                          Not Applicable


     Securities to be registered pursuant to Section 12(g) of the Act:

                   Units of General Partnership Interest
                             (Title of Class)

==============================================================================



                               EXPLANATORY NOTE

               Because Irvine Apartment Communities, Inc. (the "Company") conducts substantially all of its activity through, and all of its properties are held directly or indirectly by, Irvine Apartment Communities, L.P. (the "Operating Partnership"), the registrant, the description of the business, property information, policies with respect to certain activities, investment policies and management information for the registrant are substantially the same as for the Company. Accordingly, certain information is incorporated by reference herein from documents filed with the Securities and Exchange Commission by the Company. To the extent that information incorporated by reference from such documents is inapplicable to the registrant, appropriate disclosure superseding such disclosure is included herein.

               The Company reincorporated from Delaware to Maryland in May 1996. References to the Company prior to such time refer to the Delaware corporation.

Item 1. BUSINESS

               The Operating Partnership was formed in November 1993. The address of the Operating Partnership is identical to that of the Company.

               "Item 1--Business," appearing on pages 2-11 of the Company's Annual Report on Form 10-K for the year ended December 31, 1996 (Commission File No. 1-12478) (the "Company's 1996 Form 10-K"), is incorporated by reference herein.

Item 2. FINANCIAL INFORMATION

                                                           Selected Financial Information(1)
                                                               Years Ended December 31,
                                           1996          1995           1994          1993          1992
(in thousands, except percentages, per share and property information)
---------------------------------------------------------------------------------------------------------
Selected Operating Information
Total Revenues.......................   $ 158,698     $ 136,168     $ 130,236     $ 124,820     $ 121,194
Income (loss) before extraordinary
 item.................................  $  41,192     $  25,056     $  12,279     $    (387)    $  (1,600)
Net income                              $  41,192     $   1,629     $  12,279     $ (12,874)
Income before extraordinary item
 per unit............................   $    1.06     $    0.75     $    0.41     $   (0.01)
Net income per unit..................   $    1.06     $    0.05     $    0.41     $   (0.43)
Cash distributions per unit..........   $    1.44     $    1.39     $    1.11
Apartment units (at end of period)         13,656        12,776        11,358        11,334        10,952
---------------------------------------------------------------------------------------------------------
Selected Stabilized Property
Information(2)
Total properties (at end of period)            48            43            43            42            42
Average units........................      12,139        11,334        11,334        10,799        10,446
Average physical occupancy...........        94.9%         94.6%         95.6%         96.3%         96.2%
Average monthly rent per unit(3).....   $   1,025     $     996     $     981     $     963     $     950
---------------------------------------------------------------------------------------------------------
Selected Balance Sheet Information at
December 31,
Total assets.........................   $ 900,998     $ 853,230     $ 757,240     $ 740,120     $ 654,694
Total long-term debt                    $ 553,064     $ 563,286     $ 540,689     $ 513,943     $ 555,491
Partners' capital                       $ 320,344     $ 264,566     $ 191,049     $ 212,344     $  90,274

----------
(1) The selected financial information includes historical data of the
    Operating Partnership and, prior to December 8, 1993, the date of the
    Company's initial public offering, the Company's Predecessor.  See Note 1 to Consolidated Financial Statements.

(2) A property is considered stabilized at the earlier of one year after completion of construction or when it achieves 95% occupancy.

(3) Average monthly rent per unit is calculated by dividing average rental revenue per unit by average economic occupancy.

               "Management's Discussion and Analysis of Financial Condition and Results of Operations," appearing on pages 18-24 of the Company's 1996 Annual Report to Shareholders (filed as Exhibit 13 to the Company's 1996 Form 10-K) is incorporated by reference herein. Because the Company conducts all of its operations through the Operating Partnership, such information is equally applicable to the Operating Partnership as to the Company.

Item 3. PROPERTIES

               "Item 2--Properties," appearing on pages 11-12 of the Company's 1996 Form 10-K, is incorporated by reference herein.

Item 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

               The following table sets forth certain information with respect to beneficial ownership of L.P. Units (as defined in the Company's 1996 Form 10-K) by each of the Company's directors, the Company's new Chief Executive Officer, Donald Bren who became Chief Executive Officer in February 1997, each of the four most highly compensated executive officers (including the Company's former Senior Vice President and Treasurer) who were serving as executive officers at the end of 1996, other than the Company's former Chief Executive Officer, the Company's former Chief Executive Officer, the Company's former Executive Vice President and Chief Financial Officer, all directors and current executive officers as a group and each person who is known by the Operating Partnership to beneficially own five percent or more of the L.P. Units as of March 31, 1997.

Name                                            Number of        Percent of
                                                L.P. Units     All L.P. Units
----                                            ----------     --------------
Directors and Officers
Donald Bren.....................................    --(1)            --(1)
Anthony M. Frank................................    --               --
John F. Grundhofer..............................    --               --
Bowen H. McCoy..................................    --               --
Michael D. McKee................................    --               --
William H. McFarland............................    --               --
Jack W. Peltason................................    --               --
John F. Seymour, Jr.............................    --               --
Steven P. Albert(2).............................    --               --
Richard E. Moran Jr.(3).........................    --               --
James E. Mead...................................    --               --
Tyler H. Rose(4)................................    --               --
Richard E. Lamprecht............................    --               --
Scott A. Reinert................................    --               --
All current directors and officers as
  a group (17 persons)..........................    --(1)            --(1)

Holders of 5% of the L.P. Units
Irvine Apartment Communities, Inc.
  550 Newport Center Drive
  Newport Beach, CA 92660....................... 19,783,121         45.1%
The Irvine Company(1)(5)
  550 Newport Center Drive
  Newport Beach, CA 92660....................... 24,005,968(6)      54.7%

----------
* Less than 1.0%

(1) Mr. Bren may be deemed the beneficial holder of the L.P. Units owned by The Irvine Company due to his status as the sole shareholder and Chairman of the Board of Directors of The Irvine Company.

(2) Mr. Albert resigned as the Chief Executive Officer and President and a Director of the Company in February 1997.

(3) Mr. Moran resigned as the Executive Vice President, Chief Financial Officer and Secretary of the Company in December 1996.

(4) Mr. Rose resigned as Senior Vice President and Treasurer of the Company in March 1997. Represents currently exercisable options to purchase shares of Common Stock pursuant to the 1993 Long-Term Stock Incentive
    Plan and 2,650 shares owned by such person.

(5) Represents L.P. Units owned directly or indirectly by subsidiaries of The Irvine Company.

(6) Excludes 405,456 L.P. Units which pursuant to agreements with the NYSE are not exchangeable for Common Stock by The Irvine Company unless such exchange is approved by shareholders of the Company. Shareholder approval for the exchange was obtained in connection with the Company's 1997 Annual Meeting of Shareholders.

               Information relating to beneficial ownership of the Company, appearing on pages 17-20 of the proxy statement of the Company relating to the Company's 1997 Annual Meeting of Shareholders (the "Company's 1997 Proxy Statement"), is incorporated by reference herein.

Item 5.  DIRECTORS AND OFFICERS

               The Operating Partnership does not have any directors or officers. The Operating Partnership is managed by the Company, the sole general partner of the Operating Partnership. The information required by this item is incorporated herein by reference to (i) "Item 1 -- Business -- Executive Officers," appearing on page 11 of the Company's 1996 Form 10-K, and
(ii) the information relating to the Company's directors, appearing on pages 3-7 of the Company's 1997 Proxy Statement.

               Mr. Lamprecht was promoted to Senior Vice President, Development and Division President, Irvine Ranch Operations of the Company, on April 25, 1997.

Item 6.  EXECUTIVE COMPENSATION

               The Operating Partnership is managed by the Company, the sole general partner of the Operating Partnership. Consequently, the Operating Partnership has no executive officers. Information relating to compensation of the Company's executive officers (which is funded by the Operating Partnership), appearing on pages 24-30 of the Company's 1997 Proxy Statement, is incorporated by reference herein.

Item 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

               The Operating Partnership is managed by the Company, in its capacity as the sole general partner of the Operating Partnership. Information relating to certain relationships and related transactions is incorporated herein by reference to the information appearing on (i) pages 21-23 of the Company's 1997 Proxy Statement, (ii) pages 26-28 of the proxy statement of the Company relating to the Company's 1996 Annual Meeting of Shareholders and (iii) pages 7-9 of the proxy statement of the Company relating to the Company's 1995 Annual Meeting of Shareholders.

Item 8.  LEGAL PROCEEDINGS

               "Item 3 -- Legal Proceedings," appearing on page 12 of the Company's 1996 Form 10-K, is incorporated by reference herein.

Item 9. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED MATTERS

               There is no established public trading market for the L.P. Units. As of March 31, 1997, there were 9 holders of L.P. units. For additional information with respect to the L.P. Units, see "Item
11--Description of Registrant's Securities to be Registered."

               The following table sets forth the quarterly distributions paid by the Operating Partnership to holders of its L.P. Units.

                                       Distributions per
Payable Date                              L.P. Units
February 28, 1995...................      $  0.340
May 31, 1995........................         0.340
August 31, 1995.....................         0.355
November 30, 1995...................         0.355
February 29, 1996...................         0.355
May 31, 1996........................         0.355
August 30, 1996.....................         0.365
November 27, 1996...................         0.365
February 28, 1997...................         0.365


               The return of capital portion of these distributions was 75% and 18% in 1995 and 1996, respectively.

Item 10. RECENT SALES OF UNREGISTERED SECURITIES

               Since its formation in November 1993, the Operating Partnership has issued L.P. Units in private placements in reliance on an exemption from registration under Section 4(2) of the Securities Act of 1933, as amended (the "Securities Act") in the amounts and for the consideration set forth below:

               In March 1995, 336,432 L.P. Units were issued to The Irvine Company as partial consideration ($5,358,000) for the acquisition of a land site pursuant to the Land Rights Agreement.

               In November 1995, 113,372 L.P. Units were issued to The Irvine Company as partial consideration ($1,967,000) for the acquisition of a land site pursuant to the Land Rights Agreement.

               In March 1996, 28,358 L.P. Units were issued to The Irvine Company as partial consideration ($572,000) for the acquisition of a land site pursuant to the Land Rights Agreement.

               In July 1996, 1,490,700 L.P. Units were issued to The Irvine Company for $30 million in cash, in connection with The Irvine Company's exercise of its proportional purchase rights with respect to the Company's follow-on offering of 1,490,700 shares of the Company's Common Stock.

               In July 1996, 115,544 L.P. Units were issued to The Irvine Company as partial consideration ($2,402,000) for the acquisition of a land site pursuant to the Land Rights Agreement.

               In December 1996, 244,857 L.P. Units were issued to The Irvine Company as partial consideration ($5,999,000) for the acquisition of a land site pursuant to the Land Rights Agreement.

               During 1996, an aggregate of 15,851 L.P. Units were issued to The Irvine Company for $353,861 in cash at prices ranging from $19.784 to $23.875 per L.P. Unit, in connection with The Irvine Company's exercise of its proportional purchase rights with respect to sales of the Company's Common Stock pursuant to the Company's Dividend Reinvestment and Additional Cash Investment Plan.

Item 11. DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

               The following description is only a summary of the material provisions of the partnership agreement of the Operating Partnership (the "Operating Partnership Agreement") and is subject to, and qualified in its entirety by, the Operating Partnership Agreement.

               Management

               The Operating Partnership is organized as a Delaware limited partnership pursuant to the terms of the Operating Partnership Agreement. Generally, pursuant to the Operating Partnership Agreement, the Company, as the sole general partner of the Operating Partnership, has full, exclusive and complete responsibility and discretion in the management, operation and control of the Operating Partnership including the ability to cause the Operating Partnership to enter into certain major transactions including acquisitions, refinancings and the selection of property managers and any changes in the Operating Partnership's distribution policies. The Board of Directors of the Company manages the affairs of the Operating Partnership.
The Irvine Company has the right to nominate three persons for election to the Board of Directors of the Company so long as The Irvine Company, its stockholders or its affiliates beneficially own at least 20% of the outstanding shares of Common Stock of the Company (including for these purposes shares issuable upon exchange of L.P. Units). In the event this ownership falls below 20% but is at least 15%, The Irvine Company will have the right to nominate two persons for election to the Board of Directors of the Company; and if this ownership falls below 15% but is at least 10%, The Irvine Company will have the right to nominate one person for election to the Board of Directors of the Company. Dispositions of properties are subject to the condition that there will be sufficient cash distributed to partners of the Operating Partnership to allow, subject to certain limitations, all such partners (including the Company) to pay any tax liabilities arising from the disposition and on the distribution itself.

               The consent of a majority of the outstanding L.P. Units is required with respect to certain extraordinary actions involving the Operating Partnership including (i) the amendment, modification or termination of the Operating Partnership Agreement, (ii) a general assignment for the benefit of creditors or the appointment of a custodian, receiver or trustee for any of the assets of the Operating Partnership, (iii) the institution of any proceeding for bankruptcy of the Operating Partnership, (iv) the transfer of any general partnership interests in the Operating Partnership, including through any merger, consolidation or liquidation of the Company, subject to certain exceptions, (v) the admission of any additional or substitute general partner in the Operating Partnership; (vi) for the Company to take title to assets (other than temporarily in connection with an acquisition prior to contributing such assets to the Operating Partnership) or to conduct business other than through the Operating Partnership; and (vii) for the Company or the Operating Partnership to engage in any business other than the ownership, construction, development and operation of apartment communities. The Operating Partnership Agreement requires, absent receipt of consent, that title to assets be in the Operating Partnership in order to maintain a one-for-one exchange ratio between L.P. Units and shares of Common Stock. If such consent is obtained, the Company and The Irvine Company agree to negotiate in good faith to amend the Operating Partnership Agreement, including the mechanics for calculating the exchange ratio, in order to reflect such direct ownership of assets by the Company.

               In addition, until such time as the Company owns 90% or more of the total percentage interest in the Operating Partnership, the consent of the limited partners holding a majority interest in the L.P. Units will also be required with respect to the liquidation of the Operating Partnership, the sale or other transfer of all or substantially all of the assets of the Operating Partnership and certain mergers and business combinations resulting in the complete disposition of all L.P. Units.

               The Operating Partnership Agreement prohibits the Operating Partnership from lending money to The Irvine Company or any of its subsidiaries.

               Transfer of L.P. Units

               The Operating Partnership Agreement provides that limited partners may transfer their L.P. Units subject to certain limitations. Other than transfers to or among The Irvine Company or affiliates of The Irvine Company, transfers resulting from a dividend or other distribution by The Irvine Company to its stockholders or pledges securing loans made by financial institutions, holders of L.P. Units may only transfer their L.P. Units to a purchaser who is an accredited investor within the meaning of Regulation D under the Securities Act of 1933, as amended.

               In addition, no transfer of L.P. Units by the limited partners may be made in violation of certain regulatory and other restrictions set forth in the Operating Partnership Agreement. Any other transfers may be made only with the prior written consent of the Company as the sole general partner of the Operating Partnership. Other than with respect to transfers to or among The Irvine Company or affiliates of The Irvine Company, transfers resulting from a dividend or other distribution by The Irvine Company to its stockholders or pledges securing loans made by financial institutions, the right to participate in an Exchange or a Cash Tender (as defined in the Operating Partnership Agreement) will no longer be applicable to L.P. Units so transferred and the transferee will not have any rights to nominate persons to the Board of Directors of the Company.

               Issuance of Additional L.P. Units

               As the sole general partner of the Operating Partnership, the Company has the ability to cause the Operating Partnership to issue additional units of general and limited partnership interests in the Operating Partnership. In addition, in the event of the exercise of an option or the delivery of stock pursuant to the 1993 Stock Plan, the Operating Partnership will issue additional units to the Company. In the event that the Operating Partnership issues new L.P. Units (for cash but not property), The Irvine Company will have the right to purchase L.P. Units at a purchase price equal to the purchase price in the transaction giving rise to such participation right in order, and to the extent necessary, to maintain its percentage interest in the Operating Partnership.

                Exchange Rights and Cash Tender Rights

               The Irvine Company and certain related persons have certain rights, exercisable once in each twelve-month period beginning on December 8, 1994 to exchange generally up to one-third of the L.P. Units owned by them for shares of Common Stock (subject to restrictions on ownership) and to tender up to one-third of the L.P. Units owned by them to the Company for cash payable solely out of the net proceeds of an offering of the Company's Common Stock.

               Funding of Investments

               The Operating Partnership Agreement provides that if the Operating Partnership requires additional funds to pursue its investment objectives, the Company may fund such investments by raising additional equity capital and making a capital contribution to the Operating Partnership or by borrowing such funds and lending the net proceeds thereof to the Operating Partnership. If the Company funds an investment as a contribution to capital and purchase of units of general partnership interest or lends funds to the Operating Partnership, the limited partners will have the right to participate in such funding or loan on a pro rata pari passu basis. In the event that limited partners do not participate in such funding, the Company's partnership interest in the Operating Partnership will be increased based upon the amount of such additional capital contributions and the value of the Operating Partnership at the time of such contributions. The amount of any such loan may be limited by the requirement that the Company derive at least 75% of its gross income from certain investments related to real property.

               Tax Accounting

               The Operating Partnership has a taxable year ending on December 31, pursuant to a provision of the Internal Revenue Code of 1986, as amended, that requires a partnership to adopt the same tax year as its majority in interests partner.

               Term

               The Operating Partnership will continue in full force and effect until December 31, 2092 or until sooner dissolved pursuant to the terms of the Operating Partnership Agreement.

Item 12. INDEMNIFICATION OF DIRECTORS AND OFFICERS

               The Operating Partnership is managed by the Company, which owns an approximate 45.1% interest in, and serves as the sole general partner of, the Operating Partnership. Information relating to indemnification of directors and officers of the Company, appearing in "Item 15 -- Indemnification of Directors and Officers" of the Operating Partnership's Registration Statement on Form S-3 filed on the date hereof, is incorporated by reference herein.

Item 13. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

               See "Index to Consolidated Financial Statements" on page F-1 of this registration statement on Form 10.

Item 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

               None.

Item 15. FINANCIAL STATEMENTS AND EXHIBITS

               (a) Financial Statements and Financial Statement Schedule

               See "Index to Consolidated Financial Statements" on page F-1 of this Registration Statement on Form 10.

               (b) Exhibits

                             Index to Exhibits


Exhibit
Number                             Description
-------                            -----------

3.1 Agreement of Limited Partnership of the Registrant (the "Operating Partnership Agreement") (incorporated by reference to Exhibit
          10.1 of the Annual Report on Form 10-K of the Company for the year ended December 31, 1993, File No. 1-12478 (the "Company's 1993 Form 10-K")).

3.1.1 Amendment No. 1 to the Operating Partnership Agreement (incorporated by reference to Exhibit 10.1.1 of the Quarterly Report on Form
          10-Q of the Company for the quarter ended June 30, 1995, File
          No. 1-12478 (the "Company's 1995 Second Quarter Form 10-Q")).

3.1.2 Amendment No. 2 to the Operating Partnership Agreement (incorporated by reference to Exhibit 10.1.2 of the Company's 1995 Second
          Quarter Form 10-Q).

3.1.3 Amendment No. 3 to the Operating Partnership Agreement (incorporated by reference to Exhibit 10.1.3 of the Company's 1995 Second
          Quarter Form 10-Q).

3.1.4 Amendment No. 4 to the Operating Partnership Agreement (incorporated by reference to Exhibit 10.1.4 of the Company's Registration Statement on Form 8-B, filed with the Securities and Exchange Commission on April 30, 1996 (the "Company's Form 8-B")).

3.1.5 Amendment No. 5 to the Operating Partnership Agreement (incorporated by reference to Exhibit 10.1.5 of the Company's Form 8-B).

3.1.6 Amendment No. 6 to the Operating Partnership Agreement (incorporated by reference to Exhibit 24 of Amendment No. 6 to the Schedule
          13D filed on March 4, 1997 by The Irvine Company, TIC
          Investment Company A, TIC Investment Company C and Donald L.
          Bren ("Amendment No. 6 to the Schedule 13D")).

3.1.7 Amendment No. 7 to the Operating Partnership Agreement (incorporated by reference to Exhibit 25 of Amendment No. 6 to the Schedule
          13D).

10.2 Lease Agreement (incorporated by reference to Exhibit 10.2 of the Company's 1993 Form 10-K).

10.4 Miscellaneous Rights Agreement among the Company and the persons named therein (incorporated by reference to Exhibit 10.4 of the Company's Form 8-B).

10.5      Administrative Services Agreement (incorporated by reference to
          Exhibit 10.5 of the Company's 1993 Form 10-K).

10.5.1 Amendment and Extension to the Administrative Services Agreement (incorporated by reference to Exhibit 10.5.1 of the Annual Report on Form 10-K of the Company for the year ended December 31, 1994).

10.6 Exclusive Land Rights and Non-Competition Agreement (incorporated by reference to Exhibit 10.6 of the Company's 1993 Form 10-K).

10.6.1 Amendment No. 1 to the Exclusive Land Rights and Non-Competition Agreement (incorporated by reference to Exhibit 10.6.1 of the Company's 1995 Second Quarter Form 10-Q).

10.6.2 Amendment No. 2 to the Exclusive Land Rights and Non-Competition Agreement (incorporated by reference to Exhibit 10.6.2 of the Company's 1995 Second Quarter Form 10-Q).

10.6.3 Amendment No. 3 to the Exclusive Land Rights and Non-Competition Agreement (incorporated by reference to Exhibit 10.6.3 of the Company's Form 8-B).

10.7 Contribution Agreement and Escrow Instructions Agreement (incorporated by reference to Exhibit 10.7 of the Company's 1993 Form 10-K).

10.8 Irvine Apartment Communities, Inc. 1993 Stock Option Plan for Directors (incorporated by reference to Exhibit 10.8 of the Company's 1993 Form 10-K).

10.9 Irvine Apartment Communities, Inc. 1993 Long-Term Stock Incentive Plan (incorporated by reference to Exhibit 10.9 of the Company's 1993 Form 10-K).

10.10     Irrevocable Trust Agreement (incorporated by reference to
          Exhibit 10.10 of the Company's 1993 Form 10-K).

10.11 Revolving Credit Agreement dated November 30, 1995 (incorporated by reference to Exhibit 10.11 of the Annual Report on Form 10-K of the Company for the year ended December 31, 1995, File No. 1-12478 (the "Company's 1995 Form 10-K")).

10.11.1 Amendment No. 1 to the Revolving Credit Agreement dated July 1, 1996 (incorporated by reference to Exhibit 10.11.1 of the Annual Report on Form 10-K of the Company for the year ended December 31, 1996, File No. 1-12478 (the "Company's 1996 Form 10-K")).

10.11.2 Amendment No. 2 to the Revolving Credit Agreement dated August 15, 1996 (incorporated by reference to Exhibit 10.11.2 of the Company's 1996 Form 10-K).

10.11.3 Amendment No. 3 to the Revolving Credit Agreement dated February 20, 1997 (incorporated by reference to Exhibit 10.11.3 of the Company's 1996 Form 10-K).

10.12 Indenture of Trust for Tax-Exempt Mortgage Bond Financing (incorporated by reference to Exhibit 10.13 of the Company's 1995 Second Quarter Form 10-Q).

10.13 Employment Arrangement Letter with Chief Executive Officer (incorporated by reference to Exhibit 10.13 of the Company's 1995 Form 10-K).

10.14 Irvine Apartment Communities, Inc. 1996 Long-Term Stock Incentive Plan (incorporated by reference to Exhibit 10.14 of the Company's Form 8-B).

10.15 Severance Agreement with the Company's former Chief Financial Officer (incorporated by reference to Exhibit 10.15 of the Company's
          1996 Form 10-K).

10.16 Severance Agreement with the Company's former Chief Executive Officer (incorporated by reference to Exhibit 10.16 of the Company's
          1996 Form 10-K).

21        Subsidiaries of the Registrant.

23.1      Opinion of Ernst & Young LLP.

27        Financial Data Schedule.




                                   SIGNATURE

               Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        IRVINE APARTMENT COMMUNITIES, L.P.
                                        By:  Irvine Apartment Communities,
                                             Inc., its sole general partner



Dated: May 13, 1997                     By: /s/ JAMES E. MEAD
                                            -------------------------
                                            James E. Mead
                                            Senior Vice President,
                                            Chief Financial Officer and
                                            Secretary



                    IRVINE APARTMENT COMMUNITIES, L.P.
                     (a Delaware limited partnership)



          Index to Consolidated Financial Statements and Schedule




Description                                                                                           Page Number

Consolidated Financial Statements:

  Report of Independent Auditors.......................................................................   F-2

  Consolidated Balance Sheets as of December 31, 1996 and 1995.........................................   F-3

  Consolidated Statements of Operations for the years ended December 31, 1996, 1995 and
    1994...............................................................................................   F-4

  Consolidated Statements of Changes in Partners' Capital for the years ended December 31,
    1996, 1995 and 1994................................................................................   F-5

  Consolidated Statements of Cash Flows for the years ended December 31, 1996, 1995 and
    1994...............................................................................................   F-6

  Notes to Consolidated Financial Statements...........................................................   F-7

Schedule III:

  Consolidated Real Estate and Accumulated Depreciation................................................  F-19


               IRVINE APARTMENTS COMMUNITIES, L.P.
                (a Delaware limited partnership)





                      REPORT OF INDEPENDENT AUDITORS


To the Partners
Irvine Apartment Communities, L.P.

               We have audited the accompanying consolidated balance sheets of Irvine Apartment Communities, L.P., a Delaware limited partnership, as of December 31, 1996 and 1995, and the related consolidated statements of operations, changes in partners' capital and cash flows for each of the three years in the period ended December 31, 1996. Our audits also included the financial statement schedule beginning on page F-19. These financial statements and schedule are the responsibility of management.
Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

               We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

               In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Irvine Apartment Communities, L.P. at December 31, 1996 and 1995, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

                                                            ERNST & YOUNG LLP


Newport Beach, California
January 31, 1997



                          CONSOLIDATED BALANCE SHEETS

                                                                                                   December 31,
                                                                                           --------------------------
                                                                                              1996            1995
                                                                                           ----------      ----------
                                                                                                  (in thousands)
ASSETS
Real estate assets, at cost
   Land...............................................................................     $  176,070     $  163,169
   Buildings and improvements.........................................................        849,924        768,737
                                                                                            ---------      ---------
                                                                                            1,025,994        931,906
   Accumulated depreciation...........................................................       (219,193)      (192,106)
                                                                                              806,801        739,800
   Under development, including land..................................................         58,241         73,727
                                                                                            ---------      ---------
                                                                                              865,042        813,527

Cash and cash equivalents.............................................................          3,205          4,392
Restricted cash.......................................................................          1,376          1,181
Deferred financing costs, net of accumulated amortization
 of $8,290 in 1996 and $5,663 in 1995.................................................         20,187         22,814
Other assets..........................................................................         11,188         11,316
                                                                                            ---------      ---------
                                                                                           $  900,998     $  853,230
                                                                                            =========      =========
LIABILITIES
Mortgages and notes payable
   Line of credit.....................................................................     $   16,000     $   22,000
   Tax-exempt mortgage bond financings................................................        329,248        332,602
   Conventional mortgage financings...................................................        134,761        136,960
   Mortgage notes payable to The Irvine Company.......................................         51,227         52,011
   Tax-exempt assessment district debt................................................         21,828         19,713
                                                                                            ---------      ---------
                                                                                              553,064        563,286
Accounts payable and accrued liabilities...........................................            21,496         20,254
Security deposits..................................................................             6,094          5,124
                                                                                            ---------      ---------
                                                                                              580,654        588,664
                                                                                            ---------      ---------

PARTNERS' CAPITAL
40,848 partnership units outstanding at December 31, 1996 and 37,372 at December 31, 1995
General partner, 18,556 partnership units at December 31, 1996 and 16,975
 at December 31, 1995..............................................................           180,017        155,433
Limited partner, 22,292 partnership units at December 31, 1996 and 20,397
 at December 31, 1995..............................................................           140,327        109,133
                                                                                            ---------      ---------
                                                                                              320,344        264,566
                                                                                            ---------      ---------
                                                                                           $  900,998     $  853,230
                                                                                            =========      =========
----------
See accompanying notes.

                   CONSOLIDATED STATEMENTS OF OPERATIONS



                                                                           Years Ended December 31,
                                                                   --------------------------------------
                                                                      1996          1995          1994
                                                                   ----------   -----------    ----------
                                                                  (in thousands, except per unit amounts)
REVENUES
Rental income..................................................    $ 154,925     $ 133,678     $ 127,338
Other income...................................................        3,162         2,079         1,585
Interest income................................................          611           411         1,313
                                                                    --------      --------      --------
                                                                     158,698       136,168       130,236
                                                                    --------      --------      --------
EXPENSES
Property expenses..............................................       33,859        31,761        33,105
Real estate taxes..............................................       13,496        12,002        11,786
Property management fees.......................................        4,502         3,893         3,800
Interest expense, net..........................................       29,506        25,894        26,827
Amortization of deferred financing costs.......................        2,627         8,510        15,942
Depreciation and amortization..................................       27,239        23,143        21,055
General and administrative.....................................        6,277         5,909         5,442
                                                                    --------      --------      --------
                                                                     117,506       111,112       117,957
                                                                    --------      --------      --------
Income before extraordinary item...............................       41,192        25,056        12,279
Extraordinary item - charge related to debt extinguishment.....            -       (23,427)            -
                                                                    --------      --------      --------
Net income.....................................................    $  41,192     $   1,629     $  12,279
                                                                    ========      ========      ========

ALLOCATION OF NET INCOME (LOSS):
General partner................................................    $  18,746     $   8,465     $   7,273
Limited partner................................................    $  22,446     $  (6,836)    $   5,006
                                                                    ========      ========      ========
PARTNERSHIP UNIT DATA:
Weighted average partnership units outstanding.................       38,953        33,191        30,247
Income before extraordinary item per unit......................    $    1.06     $    0.75     $    0.41
Net income per unit............................................    $    1.06     $    0.05     $    0.41
                                                                    ========      ========      ========

----------
See accompanying notes.



                    CONSOLIDATED STATEMENTS OF CHANGES
                           IN PARTNERS' CAPITAL

                                      Irvine
                                     Apartment
                                    Communities,    The Irvine
                                        Inc.          Company      Total
                                    ------------   -----------   ---------
                                                  (in thousands)
PARTNERS' CAPITAL
Balance, January 1, 1994......       $  87,578      $ 124,766    $ 212,344
   Net income....................        7,273          5,006       12,279
   Distributions.................      (13,098)       (20,476)     (33,574)
                                     ---------      ---------    ---------



Balance, December 31, 1994.......    $  81,753      $ 109,296    $ 191,049
   Net income....................        8,465         (6,836)       1,629
   Contributions.................       83,454         33,200      116,654
   Distributions.................      (18,239)       (26,527)     (44,766)
                                     ---------      ---------    ---------

Balance, December 31, 1995.......    $ 155,433      $ 109,133    $ 264,566
   Net income....................       18,746         22,446       41,192
   Contributions.................       31,385         39,327       70,712
   Distributions.................      (25,547)       (30,579)     (56,126)
                                     ---------      ---------    ---------
Balance, December 31, 1996.......    $ 180,017      $ 140,327    $ 320,344
                                     =========      =========    =========

PARTNERSHIP UNITS OUTSTANDING
Balance, January 1, 1994.........       11,800         18,447       30,247
   Additional units issued.......            -              -            -
                                     ---------      ---------    ---------

Balance, December 31, 1994.......       11,800         18,447       30,247
   Additional units issued.......        5,175          1,950        7,125
                                     ---------      ---------    ---------
Balance, December 31, 1995.......       16,975         20,397       37,372
   Additional units issued.......        1,581          1,895        3,476
                                     ---------      ---------    ---------
Balance, December 31, 1996.......       18,556         22,292       40,848
                                     =========      =========    =========

----------
See accompanying notes.


                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                        Years Ended December 31,
                                                                                 --------------------------------------
                                                                                   1996           1995           1994
                                                                                 ---------      ---------     ---------
                                                                                            (in thousands)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income.................................................................      $ 41,192       $  1,629       $ 12,279
Adjustments to reconcile net income to net cash provided by operating activities:
   Extraordinary item -- charge related to debt extinguishment................         -          23,427              -
   Amortization of deferred financing costs...................................      2,627          8,510         15,942
   Depreciation and amortization..............................................     27,239         23,143         21,055
   Increase (decrease) in cash attributable to changes in assets and liabilities:
        Restricted cash.......................................................       (195)          (150)            16
        Other assets..........................................................       (104)        (4,882)          (975)
        Accounts payable and accrued liabilities..............................      1,308          3,147            895
        Security deposits.....................................................        970            579            574
                                                                                  -------        -------        -------
Net Cash Provided by Operating Activities..................................        73,037         55,403         49,786
                                                                                  =======        =======        =======
CASH FLOWS FROM INVESTING ACTIVITIES
Capital improvements to operating real estate assets.......................        (4,766)        (4,520)        (5,555)
Investment in real estate assets, net of construction payables.............       (61,850)      (123,698)       (45,363)
                                                                                  -------        -------        -------
Net Cash Used in Investing Activities......................................       (66,616)      (128,218)       (50,918)
                                                                                  -------        -------        -------
CASH FLOWS FROM FINANCING ACTIVITIES
Borrowings under lines of credit...........................................        78,900        143,344          6,256
Payments on lines of credit................................................       (84,900)      (127,600)             -
Proceeds from tax-exempt mortgage bond financings and  notes
 payable...................................................................             -        334,190          9,833
Payments on tax-exempt mortgage bond financings............................             -       (325,845)             -
Principal payments.........................................................        (7,101)        (5,676)        (4,999)
Additions to deferred financing costs......................................             -         (9,237)          (832)
Contributions from partners................................................        61,619        109,329              -
Distributions to partners..................................................       (56,126)       (44,766)       (33,574)
                                                                                  -------        -------        -------
Net Cash (Used in) Provided by Financing Activities........................        (7,608)        73,739        (23,316)
                                                                                  =======        =======        =======
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS.......................        (1,187)           924        (24,448)
Cash and Cash Equivalents at Beginning of Year.............................         4,392          3,468         27,916
                                                                                  -------        -------        -------
CASH AND CASH EQUIVALENTS AT END OF YEAR...................................      $  3,205       $  4,392       $  3,468
                                                                                  =======        =======        =======
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
   Interest paid, net of amounts capitalized...............................      $ 29,644       $ 25,165       $ 25,860
   Tax-exempt assessment district debt assumed.............................      $  2,771       $  4,184       $ 15,656
                                                                                  =======        =======        =======

------------
See accompanying notes.



                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              (dollars in thousands, except per unit amounts)

NOTE 1 -- ORGANIZATION AND BASIS OF PRESENTATION

               Irvine Apartment Communities, L.P., a Delaware limited partnership (the "Partnership"), was formed on November 15, 1993. In connection with an initial public offering of common shares on December 8, 1993, Irvine Apartment Communities, Inc. (the "General Partner") obtained a general partnership interest in and became the sole managing general partner of the Partnership. The Irvine Company (the "Limited Partner") transferred 42 apartment communities and a 99% interest in a limited partnership which owns one apartment community to the Partnership. The Partnership's management and operating decisions are under the unilateral control of the General Partner. All management powers over the business and affairs of the Partnership are vested exclusively in the General Partner. No limited partner of the Partnership has any right to exercise control or management power over the business and affairs of the Partnership. As of December 31, 1996, Irvine Apartment Communities, Inc. had a 45.4% general partnership interest and The Irvine Company had a 54.6% limited partnership interest in the Partnership.

               The Partnership owns, operates and develops apartment communities in Orange County, California. The Partnership utilizes independent third-party property management and construction management firms. As of December 31, 1996 the Partnership owned and operated 52 properties containing 13,656 operating apartment units and 864 units under construction (collectively, the "Properties"). Until July 31, 2020, the Partnership has the exclusive right, but not the obligation, to acquire land from The Irvine Company for development of additional apartment communities on the Irvine Ranch (see Note 7 to the consolidated financial statements).

               Profits and losses are generally allocated to the General Partner and to the Limited Partner based upon their respective ownership interests in the Partnership. The partnership agreement provides for the allocation of certain costs to The Irvine Company. As of December 31, 1995, all such allocations had been completed.

               The accompanying financial statements include the consolidated accounts of the Partnership and its financially controlled subsidiary. All intercompany accounts and transactions have been eliminated in consolidation.

               Under the terms of the partnership agreement, all costs incurred by the General Partner relating to the ownership of interests in and operation of the Partnership, including the compensation of its officers and employees, stock incentive plans, director fees and the costs and expenses of being a public company, are reimbursed by the Partnership. In addition, the Limited Partner has the right, but not the obligation, to match on the same terms and conditions any capital contributions made by the General Partner based on the pro rata ownership interest at the time of such contribution.

               The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of December 31, 1996 and 1995, and the revenues and expenses for the three years ended December 31, 1996. Actual results could differ from those estimates.

NOTE 2 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

               Real Estate Assets and Depreciation: Real estate assets, which are held as long-term investments, are stated at cost less accumulated depreciation. Impairment losses on long-lived assets used in operations are recorded when events and circumstances indicate that the assets are impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amounts. Land and infrastructure costs are allocated to properties based on relative fair value. Costs related to the development and construction of properties are capitalized as incurred. Interest and property taxes are capitalized to apartment communities which are under active development. When a building within a community under construction is completed and held available for occupancy, the related costs are expensed.

               Repair and maintenance expenditures are expensed as incurred. Major replacements and betterments are capitalized and depreciated over their useful lives. Depreciation is computed on a straight-line basis over the useful lives of the properties (principally forty years for buildings; twenty years for siding, roofs and balconies; fifteen years for plumbing and air conditioning equipment; ten years for pools, tennis courts, parking lots and driveways; and five to ten years for furniture and fixtures).

               Cash and Cash Equivalents: The Partnership considers all highly liquid investments with a maturity when purchased of three months or less to be cash equivalents.

               Restricted Cash: Restricted cash is comprised of reserve accounts for capital replacements, property taxes and insurance. These restricted funds are subject to supervision and approval by a lender or a government agency. The terms of the contract with the government agency contain certain restrictions concerning operating policies, rental charges, operating expenditures, distributions to owners and other matters.

               Deferred Financing Costs: Costs incurred in obtaining long-term financing or costs to buy down or hedge interest costs are deferred and amortized over the term of the related debt agreements using the effective interest method.

               Revenue Recognition: The Partnership leases apartment units to a diverse resident base for terms of one year or less. Credit investigations are performed for all prospective residents and security deposits are also obtained. Resident receivables are evaluated for collectibility. Rental revenue is recognized on an accrual basis as it is earned over the life of the lease. Interest income is recorded as earned.

               Interest Expense: Interest rates are substantially fixed for specified periods through interest rate swaps and buy-down agreements for certain debt instruments. These financial instruments are entered into as a hedge against the interest exposure from variable rate debt. The differences paid or received on swaps and related agreements are included in interest expense as yield adjustments.

               Income Taxes: The Partnership's taxable income is reportable by its partners. Accordingly, no provision has been made for federal income taxes in the accompanying statements of operations.

               Per Unit Data: The computation of net income per partnership unit is based on the weighted average number of partnership units outstanding and excludes the effect of the General Partner's stock options and performance awards since their dilutive effect is minimal.

               Reclassifications: Certain amounts in the 1995 and 1994 financial statements have been reclassified to conform with financial statement presentations in 1996.

NOTE 3 -- MORTGAGES AND NOTES PAYABLE

               Line Of Credit: In November 1995, the General Partner obtained a $175 million unsecured revolving credit facility for the Partnership. The line of credit facility has a term of two years and at the Partnership's option may be converted to a two-year term loan at maturity. This revolving credit facility is available to finance the Partnership's ongoing rental property development program and for general working capital needs. Borrowings under the line of credit bear interest at the Partnership's option at variable rates based on the Eurodollar rate plus a spread of 1.5% or the Prime rate. The Partnership is also obligated to pay a fee on the average daily amount of the unused portion of the commitment, and quarterly agent fees on the commitment amount. The General Partner and the Partnership must comply with certain affirmative and negative covenants, including limitations on distributions to its partners, limitations on payment of distributions, and the maintenance of certain net worth, cash flow and financial ratios. At December 31, 1996 the General Partner and the Partnership were in compliance with all of these covenants. As of December 31, 1996, $16 million was outstanding and $159 million was available under the line of credit. In February 1997, the General Partner increased its capacity in the line of credit for the Partnership to $250 million.

               Tax-Exempt Mortgage Bond Financings: On May 25, 1995, the Partnership refinanced all $324,816 of its outstanding tax-exempt mortgage debt. As a result of a new 30-year refunding agreement, which is backed by credit and liquidity support from the Federal National Mortgage Association ("Fannie Mae"), the Partnership obtained tax-exempt mortgage bond financings of $334,190 maturing in June 2025. Standard & Poor's Rating Group assigned ratings of AAA/A-1+ to the bonds based on the collateral agreement with Fannie Mae. In connection with the refinancing transaction, the Partnership recorded an extraordinary charge of $23,427 to write off deferred financing costs related to the debt that was refinanced.

               The tax-exempt financings represent loans payable that are collateralized by twenty-three properties with a net book value of $281,211 as of December 31, 1996. Monthly principal and interest payments are made to a trustee, which in turn pays the bondholders when interest is due. The bonds are remarketed periodically and bear interest at short-term floating rates. The floating rates have been fixed through interest rate swap agreements. (See Interest Rate Swap Agreements.) Principal payments are amortized over a 30-year period and are held in a principal payment fund. The tax-exempt mortgage bond financings, before giving effect to the swap agreements, had an average floating interest rate inclusive of fees of 4.76% in December 1996.

               Conventional Mortgage Financings: Conventional mortgages are collateralized by apartment communities with a net book value of $148,493 as of December 31, 1996. The mortgages are generally due in monthly installments and mature at various dates through 2018. Prior to the Offering, interest rates were fixed at rates which ranged from 7.75% to 9.63%, with a weighted average rate of 8.69%. In connection with the Offering, the interest rates were adjusted to market rates for specified periods of time and currently range from 5.82% to 7.75%. As of December 31, 1996 the weighted average interest rate was 6.45%. Including the amortization of deferred financing costs the all-in interest rate was 8.16%. The interest reduction periods expire prior to or at the loan maturity dates and range from 1997 to 2008.

               Mortgage Notes Payable to The Irvine Company: Two of the Partnership's apartment communities are financed by mortgage notes payable to The Irvine Company. These mortgage notes totaled $51,227 and $52,011 at December 31, 1996 and 1995, respectively. The mortgage notes are collateralized by all-inclusive trust deeds on each of the apartment communities financed. They bore fixed interest rates of 5.75% at December 31, 1996, are fully amortizing and mature in 2015 and 2024. Interest incurred on the mortgage notes payable to The Irvine Company totaled $2,966, $3,010 and $3,055 for the years ended December 31, 1996, 1995 and 1994, respectively. The mortgage notes payable to The Irvine Company "wrap around" secured first trust deed notes payable to third-party financial institutions. The secured first trust deed notes totaled $51,363 and $52,030 as of December 31, 1996 and 1995, respectively.

               Tax-Exempt Assessment District Debt: In conjunction with the purchase of land, the Partnership assumed $2,771 in 1996 and $4,184 in 1995 in tax-exempt assessment district debt which represents debt issued by municipal government authorities to finance the construction of infrastructure and improvements. The debt obligations are repaid by the Partnership through assessments.

               Interest Rate Swap Agreements: The Partnership uses interest rate swap agreements to effectively convert its floating rate tax-exempt mortgage bond financings to a fixed-rate basis, thus reducing the impact on future income of fluctuations in interest rates. At December 31, 1996, the Partnership had interest rate swap agreements on notional amounts totaling $329,248 which pay fixed rates of interest and receive floating rates of interest based on a municipal bond index that is remarketed weekly. The swap agreement periods mature from 2002 to 2007. The swap counterparties are primarily financial institutions rated AAA by Standard & Poor's. The differences to be paid or received are accrued and included in interest expense as a yield adjustment and the related amount payable or receivable from counterparties is included in other assets or accrued liabilities. Additionally, the Partnership restructured several interest rate swaps related to the retired tax-exempt bonds in May 1995. These transactions reduce the interest expense on tax-exempt mortgage bond financings by approximately 30 basis points per year through 2001. At December 31, 1996, the average fixed interest rate paid to the counterparties was 5.10% and the average variable interest rate received was 3.64%. This resulted in a net interest payable of $381 which was settled in the first week of January 1997. Based on prevailing interest rates at December 31, 1996, the interest rate swap agreements have a fair value of negative $4 million.

               Capitalized Interest: The Partnership capitalizes interest on projects actively under development using qualifying asset balances and applicable weighted average interest rates. The average qualifying asset balance for projects under development was approximately $40 million for the year ended December 31, 1996. Interest capitalized was $3,151, $6,779 and $1,261 in 1996, 1995 and 1994, respectively. Interest incurred totaled $32,657, $32,673 and $27,617 for the years ended December 31, 1996, 1995 and
1994, respectively.

               Other Matters: Mortgages and notes payable totaling $183,829 at December 31, 1996 are subject to prepayment penalties.



                                                                  Mortgages and Notes Payable
                                                                     (at December 31, 1996)
                                        ---------------------------------------------------------------------------------
                                                                         Expiration of
                                        Outstanding                      Interest Rate
                                         Principal       Effective         Reduction         Interest Rate       Maturity
                                          Balance      Interest Rate         Period          After Step-Up         Date
                                        -----------    -------------     -------------       -------------       --------
Type of Debt
------------
                                                                       ($ in thousands)
Tax-exempt mortgage bond financings       $ 329,248         5.82%               n/a                n/a             6/25
                                           --------         ----
Conventional mortgage financings:
   Bayport                                    4,862         6.91%              7/08              9.25%             7/18
   Bayview                                    3,510         6.91%              7/08              9.25%             7/18
   Baywood                                   20,972         6.91%              7/08              9.25%             7/18
   Deerfield Phase I                          7,462         6.57%              7/02              8.90%             7/08
   Mariner Square                             5,637         6.32%              9/00              8.50%             8/08
   The Parklands                              6,512         6.15%               n/a                n/a             4/04
   Parkwood                                  12,642         6.31%              8/00              8.50%             7/08
   Promontory Point                          36,303         5.82%              9/97              8.30%             8/00
   Rancho Mariposa                           12,839         7.75%               n/a              7.75%             6/03
   San Paulo                                  1,458         4.00%               n/a                n/a             1/13
   San Paulo                                    700         3.00%               n/a                n/a             1/08
   Turtle Rock Vista                         13,405         6.31%              8/00              8.50%             7/08
   Woodbridge Pines                           8,459         6.91%              9/08              9.25%             8/18
                                           --------         ----
                                            134,761         6.45%                                8.42%             6/07
                                           --------         ----
Mortgage notes payable to The Irvine
Company:
   Park West                                 33,993         5.75%               n/a                n/a             7/24
   Rancho San Joaquin                        17,234         5.75%               n/a                n/a             1/15
                                           --------         ----
                                             51,227         5.75%                                                  3/20
                                           --------         -----

Tax-exempt assessment district debt:
   Fixed rate                                 5,554         6.27%               n/a                n/a             1/16
   Variable rate                             16,274         3.95%               n/a                n/a             2/17
                                           --------         ----
                                             21,828         4.54%                                                 10/16
                                           --------         ----
Line of credit                               16,000         7.50%               n/a                n/a            12/97
                                           --------         ----
Total/weighted average                    $ 553,064         5.97%                                                  7/18
                                           ========         ====








                                          Scheduled Principal Amortization: Mortgages and Notes Payable
                                                             (at December 31, 1996)
                   -----------------------------------------------------------------------------------------------------------
                                    Tax-Exempt                      Mortgage
                                     Mortgage     Conventional    Notes Payable     Tax-Exempt
                                       Bond         Mortgage      to The Irvine     Assessment                   Percentage of
                   Line of Credit   Financings     Financings        Company       District Debt     Totals        Total Debt
                   --------------   ----------    ------------    -------------    -------------     ------      -------------
Year of Maturity
----------------                                                ($ in thousands)

1997.............    $ 16,000       $  3,604        $  2,504          $   830          $   284      $ 23,222          4.2%
1998.............                      3,876           2,717              879              303         7,775          1.4%
1999.............                      4,165           2,958              931              326         8,380          1.5%
2000.............                      4,478          36,754              986              522        42,740          7.7%
2001.............                      4,813           2,773            1,044              583         9,213          1.7%
Thereafter.......                    308,312          87,055           46,557           19,810       461,734         83.5%
                      -------        -------         -------           ------           ------       -------        -----
Total............    $ 16,000       $329,248        $134,761          $51,227          $21,828      $553,064        100.0%
                      -------        -------         -------           ------           ------       -------        -----
Number of loans..           1             25              11                2                6            45
                      =======        =======         =======           ======           ======       =======


NOTE 4 -- FAIR VALUE OF FINANCIAL INSTRUMENTS

               The carrying amounts reported in the balance sheet for financial instruments approximate their fair value except as discussed below. The fair values of mortgage notes payable to The Irvine Company are estimated using discounted cash flow analyses and the Partnership's current estimated borrowing rates for similar types of borrowing arrangements. The interest rate used in the fair value calculation was 7.72% based on the terms of the loans. As of December 31, 1996, the fair value of the mortgage notes payable to The Irvine Company was $42,590. See Note 3 to the consolidated financial statements for a discussion of the fair value of the interest rate swap agreements.

NOTE 5 -- PARTNERS' CAPITAL

               On May 8, 1995, the General Partner filed a shelf registration statement with the Securities and Exchange Commission providing for the issuance from time to time of up to $250 million of common stock, preferred stock, debt securities, and warrants to purchase common stock, preferred stock and debt securities. The Partnership plans to use the proceeds raised from any securities issued under the shelf registration and any matching issuance of partnership units to the Limited Partner for general corporate purposes, including the development of new apartment communities, acquisitions and the repayment of existing debt.

               On August 9, 1995, the General Partner sold, pursuant to its shelf registration statement, 5.175 million shares of common stock at $17.25 per share. Concurrently, the Limited Partner, pursuant to its rights under the partnership agreement, purchased 1.5 million partnership units at $17.25 per unit. Such units are exchangeable for common stock on a one-for-one basis, subject to adjustment and certain limitations. The net proceeds from the two transactions totaled $109,329. Proceeds of $80,100 were used to repay amounts outstanding under construction and revolving lines of credit. The balance of $29,229 was used to fund new construction.

               Pursuant to its shelf registration statement, on July 3, 1996, the General Partner completed the sale of 1.49 million shares of common stock at $20.125 per share. The proceeds from this offering of $30 million together with proceeds from the sale of newly issued partnership units to the Limited Partner (see Note 6 to the consolidated financial statements), totaled $60 million. Proceeds were used to repay $43 million of debt outstanding under the revolving line of credit. The remaining proceeds were used to fund ongoing development programs and for general corporate purposes. Availability under the General Partner's shelf registration statement was $130.7 million at December 31, 1996.

               On February 20, 1997, the General Partner sold, pursuant to its shelf registration statement, 1.15 million shares of common stock at $27.50 per share. Concurrently, the Limited Partner purchased 1.39 million additional partnership units at $26.06 per unit (which is equal to the public offering price of the common stock less an amount equivalent to the underwriting discount) which are exchangeable for common stock on a one-for-one basis, subject to adjustment and certain limitations. The proceeds from the two transactions totaled $66 million and were used to repay all indebtedness outstanding under the revolving line of credit, and will be used for general corporate purposes, including ongoing development activities on and off the Irvine Ranch. After the above transaction, availability under the General Partner's shelf registration statement is approximately $99 million.

                                                           Reconciliation of Partnership Units Outstanding
                       ------------------------------------------------------------------------------------------------------------
                          Year Ended December 31, 1996          Year Ended December 31, 1995        Year Ended December 31, 1994
                       ----------------------------------   -----------------------------------   ---------------------------------
                          Irvine                               Irvine                                Irvine
                        Apartment                             Apartment                             Apartment
                       Communities,   The Irvine             Communities,   The Irvine            Communities,   The Irvine
                           Inc.        Company     Total         Inc.        Company     Total        Inc.        Company     Total
                       ------------   ----------   ------   ------------    ----------   ------   ------------   ----------   -----
                                                                         (in thousands)
Balance at beginning
 of period............    16,975         20,397    37,372        11,800       18,447    30,247       11,800        18,447    30,247
Stock awards issued
 and options
 exercised............        77              -        77             -            -         -            -             -         -
Dividend
 reinvestment plan....        13             16        29             -            -         -            -             -         -
Common stock
 offerings and
 related cash
 contributions from
 The Irvine
 Company..............     1,491          1,491     2,982         5,175        1,500     6,675            -             -         -
Contributions of
 property by The
 Irvine Company.......         -            388       388             -          450       450            -             -         -
                          ------         ------    ------        ------       ------    ------       ------        ------    ------
Balance at end of
 period...............    18,556         22,292    40,848        16,975       20,397    37,372       11,800        18,447    30,247
                          ------         ------    ------        ------       ------    ------       ------        ------    ------
Ownership interest at
 end of period........     45.4%          54.6%      100%         45.4%        54.6%      100%        39.0%         61.0%      100%
                          =====          =====     =====         =====        =====     =====        =====         =====     =====





                                                                                       Net Income (Loss) Allocation
                                                                                ----------------------------------------
                                                                                         Years Ended December 31,
                                                                                ----------------------------------------
                                                                                  1996            1995            1994
                                                                                --------        --------        --------
                                                                                            (in thousands)
The Irvine Company:
Specific allocations to The Irvine Company.................................    $      -         $(17,741)       $ (6,370)
Income allocated to The Irvine Company based on its ownership interest.....      22,446           10,905          11,376
                                                                                -------          -------         -------
                                                                                 22,446           (6,836)          5,006
Irvine Apartment Communities, Inc.:                                             -------          -------         -------
Income allocated to Irvine Apartment Communities, Inc. based on its
 ownership interest........................................................      18,746            8,465           7,273
                                                                                -------          -------         -------
NET INCOME                                                                     $ 41,192         $  1,629        $ 12,279
                                                                                =======          =======         =======



               Prior to December 31, 1995, the Partnership incurred debt extinguishment costs and swap amortization costs that were allocated 100% to The Irvine Company in accordance with the partnership agreement. As of December 31, 1995, all such allocations had been completed.

NOTE 6 -- CERTAIN TRANSACTIONS WITH RELATED PARTIES

               Substantially all costs incurred by the General Partner are borne by the Partnership. Included in general and administrative expenses are charges from The Irvine Company pursuant to an administrative service agreement covering services for risk management, income taxes and other services of $108 for the year ended December 31, 1996. The amounts for the corresponding periods in 1995 and 1994 were $106 and $160, respectively. The Irvine Company and the Partnership jointly purchase employee health care insurance and property and casualty insurance. In addition, the Partnership incurred rent totaling $349, $270 and $203 for the years ended December 31, 1996, 1995 and 1994, respectively, related to leases with The Irvine Company that expire in 1997 and 1998. For the year ended December 31, 1996, The Irvine Company contributed $354, or the maximum allowable in connection with stock issuances under the dividend reinvestment and additional cash investment plan.

               In the third quarter of 1994, the Partnership acquired four sites for development of 1,695 units for $19,703 from The Irvine Company. As partial financing for these four sites, the Partnership elected to assume $15,656 in tax-exempt assessment district debt and paid $4,047 in cash.

               In March 1995, the Partnership acquired a 512-unit development site known as Newport Ridge for $9,542 from The Irvine Company. As partial financing for the acquisition of the site, the Partnership elected to assume $4,184 of tax-exempt assessment district debt. The balance of $5,358 was paid through the issuance of 336,432 additional partnership units in the Partnership to The Irvine Company. In November 1995, the Partnership acquired a 300-unit development site known as Baypointe from The Irvine Company for $4,190, of which $1,967 was paid through the issuance of 113,372 additional partnership units in the Partnership to The Irvine Company. The partnership units are exchangeable for common stock of the General Partner on a one-for-one basis, subject to adjustment and certain limitations.

               In March 1996, the Partnership acquired a land site for $3.3 million from The Irvine Company for the development of 227 rental units, pursuant to the Land Rights Agreement between the Partnership and The Irvine Company. The General Partner's board committee of independent directors approved the purchase in accordance with the Land Rights Agreement. As partial financing for the site acquisition, the Partnership assumed $2.8 million in tax-exempt assessment district debt. The balance of the purchase price was paid through the issuance of 28,358 additional partnership units in the Partnership to The Irvine Company.

               Concurrent with the General Partner's common stock offering on July 3, 1996 (see Note 5 to the consolidated financial statements), The Irvine Company, pursuant to its rights under the partnership agreement, purchased 1.49 million partnership units at a price equal to the public offering price of $20.125 per common share of stock, or a total of $30 million. These units are exchangeable for common stock on a one-for-one basis, subject to adjustment and certain limitations.

               On July 29, 1996, the Partnership acquired a land site for $3.5 million from The Irvine Company for the development of 245 rental units pursuant to the Land Rights Agreement between the Partnership and The Irvine Company. The General Partner's board committee of independent directors approved the purchase in accordance with the Land Rights Agreement. Of the total purchase price, $2.4 million was paid through the issuance of 115,544 additional partnership units in the Partnership to The Irvine Company.

               On December 23, 1996, the Partnership acquired a land site for $6.0 million from The Irvine Company for the development of 207 rental units pursuant to the Land Rights Agreement between the Partnership and The Irvine Company. The General Partner's board committee of independent directors approved the purchase in accordance with the Land Rights Agreement. The purchase price was paid through the issuance of 244,857 additional partnership units in the Partnership to The Irvine Company.

               One of the General Partner's directors is chairman of a bank which participates in the Partnership's line of credit. Based on the bank's percentage participation in the credit facility, the Partnership estimates that the amount of interest and fees paid to the bank totaled $245, $388 and $96 in 1996, 1995 and 1994, respectively.

NOTE 7 -- LAND RIGHTS AGREEMENT WITH THE IRVINE COMPANY

               The Partnership and The Irvine Company are parties to an exclusive land rights and non-competition agreement (the "Land Rights Agreement"). This agreement, which extends through July 31, 2020, provides the Partnership with the exclusive right, but not the obligation, to acquire additional land sites which have been entitled for residential use and designated by The Irvine Company as ready for apartment development in accordance with the Master Plan. The determination to exercise an option with respect to a site is made solely by a majority of a committee of independent directors of the General Partner (the "Independent Directors Committee"), whose members are unaffiliated with The Irvine Company. In addition, The Irvine Company and its chairman, Donald Bren, have agreed to conduct their apartment community development and ownership activities on the Irvine Ranch solely through the Partnership.

               Under terms of the Land Rights Agreement, through July 31, 2000, the purchase price for any apartment community sites acquired may be paid with either cash, common stock or limited partnership units at the option of the General Partner. After July 31, 2000, the choice of consideration will revert to The Irvine Company. In addition, the purchase price for future apartment sites encompassing the next 505 apartment units the Partnership develops will be set at an amount such that each project's budgeted pro forma unleveraged return on costs for the first twelve months following stabilized occupancy will be between 10.0% and 10.5%. However, in no event shall the purchase price for each such site exceed 95% of the value of such site as determined by independent appraisals.

NOTE 8 -- STOCK PLANS

               Under the terms of the partnership agreement, payments under the General Partner's stock incentive plans are reimbursed by the Partnership.

               Employee Stock Option Plan: The General Partner has adopted long-term stock incentive plans that provide for awards of non-qualified or incentive stock options, stock appreciation rights, performance awards, restricted stock, restricted stock units and stock unit awards. The plans limit the number of shares of common stock, and matching partnership units, to be issued with respect to these awards to 5% of the total partnership units and common stock outstanding at the end of each year. The non-qualified stock options in the table below vest in equal installments over a three-year period and expire ten years from the grant dates.

                                                          Non-Qualified Stock Option Transactions
                                                     ------------------------------------------------
                                                     Number of Options     Exercise Price Per Share
                                                     -----------------     --------------------------
Granted in 1993....................................       149,000                          $17.50
Outstanding at December 31, 1993...................       149,000                          $17.50
Granted............................................        55,000                          $17.50
Canceled...........................................       (15,000)                         $17.50
                                                          -------                 ---------------
Outstanding at December 31, 1994...................       189,000                          $17.50
Granted............................................       384,000                $15.88 to $16.13
Canceled...........................................       (74,000)               $16.13 to $17.50
                                                          -------                 ---------------
Outstanding at December 31, 1995...................       499,000                $15.88 to $17.50
Granted............................................        10,000                          $20.00
Exercised..........................................       (66,667)               $16.13 to $17.50
Canceled...........................................       (33,333)                         $16.13
                                                          -------                 ---------------
Outstanding at December 31, 1996...................       409,000                $15.88 to $20.00
                                                          =======                 ===============
Vested and exercisable at December 31, 1996........       170,667                $15.88 to $17.50
                                                          =======                 ===============


               In addition, restricted stock performance awards issued to certain officers of the General Partner vest over a five-year period provided that the General Partner meets certain financial targets.


                                                         Number
Performance Award Transactions                          of Awards
------------------------------                          ---------
Granted in 1993..................................        200,000
Granted in 1995..................................        235,000
Canceled in 1995.................................       (110,000)
                                                        ---------
Outstanding at December 31, 1995.................        325,000
                                                        ---------
Granted in 1996..................................         10,000
Awarded in 1996..................................        (20,000)
Canceled in 1996.................................        (82,049)
                                                         --------
Outstanding at December 31, 1996.................        232,951
                                                         =======
Vested at December 31, 1996......................         62,951
                                                         =======


               The total number of shares, and matching partnership units, available to be granted at December 31, 1996 under these plans was 1,323,770.

               Directors' Stock Option Plan: The 1993 Stock Option Plan for Directors was established with 100,000 shares of common stock that may be granted to independent directors. Grants of fully vested options to purchase 5,000 shares of common stock, and matching partnership units, at the market price on the grant date were made to each independent director immediately following the Offering. Additionally, grants of fully vested options to purchase 1,000 shares of common stock, and matching partnership units, at the market price on the grant date were made to each independent director immediately following each annual shareholders' meeting beginning in 1995. These options are fully vested when granted and are exercisable for ten years from the grant dates.

                                         Number of     Exercise Price Per
Directors' Option Transactions            Options            Share
------------------------------           ---------     ------------------
Granted in 1993                            25,000                 $17.44
Granted in 1995                             5,000                 $15.63
                                           ------      ------------------
Outstanding at December 31, 1995           30,000       $15.63 to $17.44
Granted in 1996                             5,000                 $20.06
                                           ------      ------------------
Outstanding at December 31, 1996           35,000       $15.63 to $20.06
                                           ======      ==================
Available for future grant                 65,000
                                           ======


               Equity Compensation Plans: The Partnership applies APB Opinion 25 and related interpretations in accounting for its equity compensation plans as described above. Accordingly, no compensation cost has been recognized for its stock option plans. Compensation cost for the General Partner's other stock-based compensation plans has been determined utilizing the fair value of the award over the service period. Had the Partnership applied FAS Statement 123 for stock-based compensation, it would result in net income and earnings per unit amounts that approximate the amounts reported. Under FAS Statement 123, the fair value for options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions for 1995 and 1996, respectively: risk-free interest rates of 7.15% and 6.46%; dividend yields of 8.49% and 7.09%; volatility factors of the expected market price of the General Partner's common stock of 0.242 and 0.204; and a weighted average expected life of the options of seven years.

NOTE 9 -- SAVINGS PLAN

               Effective January 1, 1994, the General Partner implemented a defined contribution 401(k) benefit plan covering substantially all employees who have satisfied minimum age and service requirements. The Partnership matches employee contributions up to 50%, within certain limits, which is accrued by the Partnership as incurred. The Partnership also makes contributions to this plan for each participant, generally equal to 3% of the participant's base salary. The aggregate cost of these contributions by the Partnership was $122, $95 and $82 in 1996, 1995 and 1994, respectively.

NOTE 10 -- AGREEMENTS, COMMITMENTS AND CONTINGENCIES

               Management Agreements: The Partnership has management agreements with unaffiliated property management companies to maintain and manage the operations of the properties. Management fees range from 2.5% to 3.25% of revenues depending on the size of the property (resulting in a weighted average rate of approximately 2.8% of revenues). These agreements are renewable annually and are generally cancelable on 30 days' notice. Included in operating expenses are costs incurred by the management companies on behalf of the Partnership.

               Litigation: The Partnership is party to various legal actions which are incidental to its business. Management believes that these actions will not have a material adverse effect on the Partnership's consolidated financial position.

               Assessment Districts: In some of the local jurisdictions within Orange County where the Predecessor developed property, assessment districts were formed by local governments to finance major infrastructure improvements. At December 31, 1996, the Partnership had $39.0 million of assessment district debt, of which $21.9 million was reflected in the balance sheet.

               Exchange Rights: The Irvine Company has the right to exchange up to one-third of the total partnership units it owns for shares of common stock of the General Partner in each twelve-month period commencing on December 1 of each year at an exchange ratio of one-to-one, subject to adjustment in certain events. These exchanges are subject to certain restrictions including percentage ownership limits.

               General Partner's Obligation to Purchase Tendered Partnership
Units: The Limited Partner has the right to sell to the General Partner for cash generally up to one-third of its partnership units in each twelve-month period commencing on December 1 of each year. These sales are subject to certain restrictions. The General Partner is to purchase the tendered interests at a purchase price equal to the average of the daily market prices for the common stock of the General Partner for the ten consecutive trading days immediately preceding the date of receipt by the General Partner of a notice of cash tender. The General Partner is to pay for these interests solely with the net proceeds of an offering of the General Partner's common stock. The General Partner would bear the costs of sale (other than underwriting discounts and commissions). The Limited Partner would bear all market risk if the market price at closing was less than the purchase price as determined on the date of tender. Any proceeds of the offering in excess of the purchase price would be for the sole benefit of the General Partner.

               Rent Restrictions: As of December 31, 1996, 21% of the apartment units within the Partnership's portfolio were required to be set aside for residents within certain income levels and had limitations on the rent that could be charged to such tenants. The rental revenue from five of these projects includes governmental rent subsidy payments of $3,977, $4,023 and $3,932 for the years ended December 31, 1996, 1995 and 1994, respectively.

NOTE 11 -- QUARTERLY FINANCIAL DATA (UNAUDITED)
(in thousands, except per unit amounts)


1996 Quarters Ended     March 31     June 30     September 30    December 31
--------------------    --------    --------     ------------    -----------
Revenues............    $ 37,089    $ 38,967         $ 40,680       $ 41,962
Expenses............      28,401      29,811           29,619         29,675
Net income..........       8,688       9,156           11,061         12,287
Net income per unit.    $   0.23    $   0.24         $   0.27       $   0.30

1995 Quarters Ended     March 31     June 30     September 30    December 31
--------------------    --------    --------     ------------    -----------
Revenues............    $ 32,584    $ 33,170         $ 34,328       $ 36,086
Expenses............      28,777      27,912           27,068         27,355
Net income..........       3,807     (18,169)           7,260          8,731
Net income per unit.    $   0.13    $  (0.59)        $   0.21       $   0.23





   Schedule III - Consolidated Real Estate and Accumulated Depreciation

                             December 31, 1996

                              (in thousands)

                                                        Gross Amount at Which Carried at
                                                            December 31, 1996 (a) (b)
                                                       -----------------------------------
City, State                   Number    Encumbrances                Buildings and             Accumulated    Date of    Depreciable
   Apartment Community Name  of Units       (c)         Land (d)     Improvements    Total   Depreciation   Completion     Life (e)
---------------------------  --------   ------------    --------    -------------   -------  ------------   ----------  -----------
Stabilized More Than Two
  Years
Irvine, California
   Amherst Court...........    162                     $ 1,430       $ 11,247    $  12,677    $  2,255         1991      5-40 yrs.
   Berkeley Court..........    152      $  7,808           858          8,257        9,115       2,821         1986      5-40 yrs.
   Cedar Creek.............    176         8,586           519          8,614        9,133       3,021         1985      5-40 yrs.
   Columbia Court..........     58         2,601           321          2,683        3,004         881         1984      5-40 yrs.
   Cornell Court...........    109         5,202           785          5,044        5,829       1,597         1984      5-40 yrs.
   Cross Creek.............    136         6,754           561          7,287        7,848       2,568         1985      5-40 yrs.
   Dartmouth Court.........    294        17,303         2,674         17,230       19,904       5,513         1986      5-40 yrs.
   Deerfield...............    288        10,812         3,810         11,495       15,305       4,383      1975/83      5-40 yrs.
   Harvard Court...........    112         5,158         1,034          5,864        6,898       1,952         1986      5-40 yrs.
   Northwood Park..........    168         7,759         1,246          8,459        9,705       3,058         1985      5-40 yrs.
   Northwood Place.........    604        30,143         4,613         34,096       38,709      11,191         1986      5-40 yrs.
   Orchard Park............     60                       1,138          2,099        3,237         837         1982      5-40 yrs.
   Park West...............    880        33,992        18,768         53,522       72,290      25,328   1970/71/72      5-40 yrs.
   Parkwood................    296        12,642         7,667         12,698       20,365       4,850         1974      5-40 yrs.
   Rancho San Joaquin......    368        17,234         7,910         28,325       36,235      12,972         1976      5-40 yrs.
   San Carlo...............    354                       2,715         25,720       28,435       5,907         1989      5-40 yrs.
   San Leon................    248        12,380         1,726         14,507       16,233       4,449         1987      5-40 yrs.
   San Marco...............    426        24,327         2,873         24,355       27,228       6,199         1988      5-40 yrs.
   San Marino..............    200         9,849         1,376         11,567       12,943       3,756         1986      5-40 yrs.
   San Mateo...............    283                       1,444         18,621       20,065       3,696         1990      5-40 yrs.
   San Paulo...............    382        26,591         1,906         26,785       28,691       2,487         1993      5-40 yrs.
   San Remo................    248        13,832         1,765         14,287       16,052       4,457      1986/88      5-40 yrs.
   Stanford Court..........    320        13,877         2,202         14,226       16,428       5,202         1985      5-40 yrs.
   The Parklands...........    121         6,512            68          7,068        7,136       2,216         1983      5-40 yrs.
   Turtle Rock Canyon......    217        18,791         1,889         19,969       21,858       3,703         1991      5-40 yrs.
   Turtle Rock Vista.......    252        13,405         6,327         13,340       19,667       5,120      1976/77      5-40 yrs.
   Windwood Glen...........    196         9,852         1,266          9,668       10,934       3,124         1985      5-40 yrs.
   Windwood Knoll..........    248                       1,111         11,575       12,686       3,724         1983      5-40 yrs.
   Woodbridge Oaks.........    120                         832          6,718        7,550       2,217         1983      5-40 yrs.
   Woodbridge Pines........    220         8,459         5,755         10,484       16,239       3,985         1976      5-40 yrs.
   Woodbridge Villas.......    258                       4,353          9,105       13,458       3,729         1982      5-40 yrs.
   Woodbridge Willows......    200         9,655         1,421         11,468       12,889       4,888         1984      5-40 yrs.
                            ------       -------       -------        -------      -------     -------
                             8,156       333,524        92,363        466,383      558,746     152,086
                            ------       -------       -------        -------      -------     -------
Newport Beach, California
   Bayport.................    104         4,862         3,146          4,226        7,372       1,678         1971      5-40 yrs.
   Bayview.................     64         3,510         2,353          2,925        5,278       1,193         1971      5-40 yrs.
   Baywood.................    388        20,972        10,809         20,362       31,171       7,450      1973/84      5-40 yrs.
   Mariner Square..........    114         5,637           392          5,030        5,422       3,106         1969      5-40 yrs.
   Newport North...........    570        37,970         8,849         31,314       40,163       9,963         1986      5-40 yrs.
   Promontory Point........    520        36,303        18,775         41,153       59,928      16,083         1974      5-40 yrs.
                            ------       -------       -------        -------      -------     -------
                             1,760       109,254        44,324        105,010      149,334      39,473
                            ------       -------       -------        -------      -------     -------
Tustin, California
   Rancho Alisal...........    356        20,625         3,558         19,894       23,452       5,884      1988/91      5-40 yrs.
   Rancho Maderas..........    266        19,372         1,144         16,263       17,407       3,732         1989      5-40 yrs.
   Rancho Mariposa.........    238        12,839           683         16,241       16,924       2,535         1992      5-40 yrs.
   Rancho Tierra...........    252        19,622         1,215         16,470       17,685       3,918         1989      5-40 yrs.
   Sierra Vista............    306                       2,318         22,667       24,985       3,405         1992      5-40 yrs.
                            ------       -------       -------        -------      -------     -------
                             1,418        72,458         8,918         91,535      100,453      19,474
                            ------       -------       -------        -------      -------     -------

Total Stabilized More Than
  Two Years................ 11,334      $515,236      $145,605       $662,928     $808,533    $211,033
                            ======      ========      ========       ========     ========    ========




Stabilized Less Than Two Years
Irvine, California
   Villa Coronado..........    513                    $  5,842       $ 37,985     $ 43,827    $  2,058      1995/96      5-40 yrs.
   Santa Rosa..............    368                       3,169         27,615       30,784       1,410      1995/96      5-40 yrs.
   Santa Clara.............    378                       3,624         31,126       34,750       1,468      1995/96      5-40 yrs.
                             -----                     -------       --------      -------    --------
                             1,259                      12,635         96,726      109,361       4,936
                             -----                     -------        -------      -------    --------
  Tustin, California
   Rancho Monterey.........    436                       6,823         33,970       40,793       1,385      1995/96      5-40 yrs.
                            ------                     -------         -------      -------     -------
                               436                       6,823         33,970       40,793       1,385
                            ------                      -------        -------      -------     -------
  Newport Coast, California
   Newport Ridge...........    512                       9,357         45,265       54,622       1,813      1995/96      5-40 yrs.
                            ------                      -------        -------      -------     -------
                               512                       9,357         45,265       54,622       1,813
                            ------                      -------        -------      -------     -------

Total Stabilized Less Than
Two Years..................  2,207                    $ 28,815        $175,961    $204,776    $  8,134
                           =======                     =======         =======     =======     =======

----------
See notes on next page.

See report of independent auditors and accompanying notes.




                                                             Gross Amount at Which Carried at
                                                                 December 31, 1996 (a) (b)
                                                           __________________________________
                                   Number   Encumbrances             Buildings and              Accumulated     Date of  Depreciable
Apartment Community Name (City)   of Units      (c)        Land (d)   Improvements    Total    Depreciation   Completion   Life (e)
-------------------------------   --------  ------------   --------  -------------    -----    ------------   ----------  ---------
Delivered Units In Projects
  Under Construction
  Baypointe (Newport Beach)           68                   $    953     $  6,609   $    7,562     $     13       1996     5-40 yrs.
  Santa Maria (Irvine).........       47                        697        4,426        5,123           13       1996     5-40 yrs.
                                  ------                    -------      -------    ---------      -------       ----     ---------
Total Delivered Units..........      115                   $  1,650     $ 11,035   $   12,685     $     26
                                  ------      -------       -------      -------    ---------
Total Stabilized
 and Delivered.................   13,656     $515,236      $176,070     $849,924   $1,025,994     $219,193
                                  ======      =======       =======      =======    =========      =======
Units Under Construction
  Baypointe (Newport Beach)          232                   $  3,237     $ 18,602   $   21,839
  Santa Maria (Irvine).........      180                      2,646       11,638       14,284
  The Colony (Newport
    Beach).....................      245                      3,545        9,772       13,317
  Santa Rosa II (Irvine)             207                      5,999        1,323        7,322
                                                                           1,478        1,478
  Other........................   ------                    -------      -------    ---------
Total Units Under Construction       864                   $ 15,428     $ 42,813   $   58,241
                                  ------      -------       -------      -------    ---------      -------
Total..........................   14,520     $515,236      $191,497     $892,737   $1,084,234     $219,193
                                  ======      =======       =======      =======    =========      =======

----------
Notes:

(a) The aggregate cost of land and buildings for federal income tax purposes is approximately $654,007 (unaudited).

(b) The gross amount at which buildings and improvements are carried represent historical cost amounts incurred in the development of the projects and capital improvements incurred subsequent to the completion of construction.
    Prior to the General Partner's December 1993 initial public offering, the gross land, buildings and improvements amounts represent The Irvine Company's historical cost basis.

(c) Encumbrances represent debt secured by deeds of trust.

(d) Land acquired from The Irvine Company is recorded at cost based on the purchase price.

(e) Estimated useful lives are five to seven years for furniture and fixtures, five to twenty years for improvements and forty years for buildings.



               A summary of activity of real estate and accumulated depreciation is as follows:

                                                                                       Real Estate
                                                                      --------------------------------------------
                                                                          1996             1995           1994
                                                                      ------------    ------------    ------------
Balance at beginning of year......................................     $ 1,005,633     $   869,756      $ 792,510
Additions:
   Through cash expenditures......................................          66,857         124,368         61,590
   Through assumption of tax-exempt assessment district debt......           2,771           4,184         15,656
   Through issuance of partnership units..........................           8,973           7,325
                                                                       -----------     -----------      ---------
Balance at end of year............................................     $ 1,084,234     $ 1,005,633      $ 869,756
                                                                       ===========     ===========      =========


                                                                                 Accumulated Depreciation
                                                                      --------------------------------------------
                                                                           1996            1995            1994
                                                                      ------------    ------------    ------------
Balance at beginning of year......................................     $   192,106     $   169,039      $ 148,052
Charges to depreciation expense...................................          27,087          23,067         20,987
                                                                       -----------     -----------      ---------
Balance at end of year............................................     $   219,193     $   192,106      $ 169,039
                                                                       ===========     ===========      =========



See report of independent auditors and accompanying notes.